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SECUR ||||||||||||| OMMISSION
06002527

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER

8-51430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 2 2 2006
D.C. 185

REPORT FOR THE PERIOD BEGINNING _____01/01/2005_____ AND ENDING _____12/31/2005_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitalink, L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Alhambra Plaza, Suite 1410
(No. and Street)

Coral Gables   Florida   33134
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Salpeter   305-446-2026
                                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive   Miami   Florida   33133
_____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Scott Salpeter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capitalink, L.C._____, as of _____December 31_____, 2005____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions_____

_____

_____

Arnette Gonzalez
My Commission DD202060
Expires April 10, 2007

_____
(Signature)

Managing Director
(Title)

_____ 3/31/06
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Ynder Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Capitalink, L.C.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capitalink, L.C. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capitalink, L.C. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
January 20, 2006

CAPITALINK, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	167,494
ACCOUNTS RECEIVABLE		268,250
OTHER ASSETS		24,452
	$	460,196

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$	191
MEMBER'S EQUITY		460,005
	$	460,196

See accompanying notes.

CAPITALINK, L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Capitalink, L.C. (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. became effective March 10, 1999. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Receivables

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2005, management has no allowance for doubtful accounts. At December 31, 2005, two individual customers accounted for approximately 78% of the Company's total accounts receivable.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

3

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Partnership's "Net Capital" was $160,089, which exceeded requirements by $155,089, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.001 to 1.

NOTE 4. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.